

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2023

Robert F. Rivers
Chief Executive Officer
Eastern Bankshares, Inc.
265 Franklin Street
Boston, MA 02110

> **Re: Eastern Bankshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 13, 2023**
> **File No. 333-275479**

Dear Robert F. Rivers:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-4 filed November 13, 2023

Risk Factors, page 28

1. Please revise to identify the "certain employees" and "certain executive officers" in the first and last risk factors on page 29, respectively.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 37

2. Please present each adjustment separately on the face of the pro forma balance sheet (e.g., Other Assets, Common Stock, APIC, Retained Earnings, etc.). Additionally, please reference each adjustment to a note that clearly explains the basis for each adjustment with appropriate quantification.

Unaudited Pro Forma Condensed Combined Statement of Income, page 38

3. Please revise to present results only through income from continuing operations. Please refer to Rule 11-02(b)(1) of Regulation S-X.

Unaudited Pro Forma Condensed Combined Financial Information
3. Pro Forma Adjustments to the Unaudited Condensed Combined Balance Sheets, page 41

4.   It appears that anticipated restructuring expenses described in adjustments A and F represent Management's Adjustments that, if needed, should only be presented in the explanatory notes in the form of a reconciliation. Please revise as appropriate or tell us why you believe they represent Transaction Accounting Adjustments. Please revise corresponding adjustment F in the statement of income as needed. Refer to Rule 11-02(a)(7) for guidance.

Background of the Merger, page 55

5.   We note your discussion on page 56 that Messrs. Rivers and Sheahan had "discussed the potential strategic benefits of a business combination" prior to the first quarter of 2023 but that a potential business combination "was not sufficiently compelling." We also note your reference to other potential transaction partners, such as in the second paragraph on page 59. Please revise to clarify the reasons why Messrs. Rivers and Sheahan determined that a business combination had become compelling in the first quarter of 2023. For example, it is unclear to what extent Eastern's exploration of a sale of Eastern Insurance in late May led to Mr. Rivers initiating the conversation about a business combination with Mr. Sheahan on June 7. Similarly it is unclear to what extent Eastern's "balance sheet repositioning" during the first quarter of 2023 related to the decision to reconsider a business combination with Cambridge. Additionally, explain in more detail whether and, if not why not, other potential business combination parties were considered.

6.   Please revise and expand your background discussion to identify the key negotiation considerations as well as how and why material terms were revised over time. For example, we note that:
   • During the June 7, 2023 meeting, Mr. Rivers and Mr. Sheahan discussed the executive leaders of Cambridge's wealth management unit and private banking division; however, you do not describe any discussions related to continued employment or involvement of such persons post-business combination;
   • On page 59 you refer to "preliminary pro forma analysis," but you do not explain or quantify it;
   • In the second full paragraph on page 59, you refer to "an update on their preliminary analysis of the financial impact of the potential transaction," but you do not explain or quantify it;
   • In the same paragraph you refer to "key open issues," but you do not identify any key issues other than whether the draft merger agreement would include the sale of Eastern Insurance as a condition; and
   • In the second to last paragraph on page 60, you refer to market conditions and "the relative trading prices" of the companies' common stock as reasons for changes to the exchange ratio, but you do not explain the market conditions, relative prices or changes to the prices.

7.   Please provide a brief description of the material discussions or actions that took place during the July 26, 2023 meeting. Please also describe the "certain assumptions" and "certain strategic and operational benefits," as referenced on page 57.

<u>Certain Unaudited Prospective Financial Information</u>
<u>Certain Stand-Alone Eastern Prospective Financial Information used by BofA Securities, page 87</u>

8.   Please advise us the extent to which the estimated long-term annual growth rates used to extrapolate Eastern's financial results for 2025 through 2029 are consistent with historical performance and incorporate recent volatility in interest rates. If the projections are not in line with historic operating trends, please advise us why the change in trends is appropriate or assumptions are reasonable. Please similarly advise us regarding Cambridge's extrapolated financial results on page 88.

<u>Material U.S. Federal Income Tax Consequences of the Merger and the Holdco Merger, page 127</u>

9.   We note your statement that your discussion of the material U.S. federal income tax consequences "is for general information only." Investors are entitled to rely on your disclosure. Please revise to eliminate these inappropriate disclaimers. For guidance, please refer to Section III.D of Staff Legal Bulletin No. 19.

Exhibits

10.   We note the tax opinion filed as Exhibit 8.1. Please clearly state in such opinion that the disclosure in the Material U.S. Federal Income Tax Consequences of the Mergers and the Holdco Merger section of the prospectus is the opinion of the named counsel. For guidance, please refer to Section III.B.2 of Staff Legal Bulletin No. 19.

11.   Please provide the award agreements or documents governing the Cambridge Restricted Stock Unit Awards, Cambridge Performance Stock Unit Awards, and the Cambridge Restricted Share Awards as exhibits or tell us why you do not need to provide such documents.

General

12.   We note the statements on pages 33 and 101 regarding approvals and consents from various bank regulatory and other authorities, some of which may impose conditions on the completion of the merger or require changes to the terms of the merger. Please advise us of the anticipated timing of such approvals and consents and the nature of any anticipated conditions.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Michael Henderson at 202-551-3364 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Michael K. Krebs